Angela Mchale, Esquire

Re: Soellingen

August 20, 2013

Soellingen Advisory Group, Inc.

777 South Flagler Drive, Suite 800

West Palm Beach, FL 33401

August 20, 2013

Ms. Angela McHale

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Soellingen Advisory Group, Inc.

Registration Statement on Form S-1A

Filed August 20, 2013

File No. 333-189007

Dear Ms. McHale,

We are in receipt of your comment letter dated August 13, 2013.  We are currently in the process of amending our Form S-1 filing (Amendment No. 2), which will include revisions, based on your comments. We anticipate the Amendment No. 2 will be filed on or before August 20, 2013.  A redline version of Amendment No. 2 has been provided to staff counsel, Sandra B. Hunter, Esquire via email. The following is a response to each of your comments.

 General

1. We note your response to comment 1 of our letter dated June 25, 2013. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding on page 3 and page 5 the following:

The company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction

Item 6. Dilution, page 13

2. We note your response to comment 10. Please further revise to disclose: (a) the net tangible book value per share before and after the distribution; (b) the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and (c) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers, or tell us why you believe this not to be applicable. Refer to Item 506 of Regulation S-K. Also, please describe in greater detail the “services” provided by David Haig and Ray Skaff.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

As of June 30, 2013 the net tangible book value of our shares was $11,266 or approximately $0.001 per share, based upon 20,414.000 shares outstanding.  As of April 30, 2013 the negative net tangible book value of our shares was ($6,949) or approximately ($0.000) per share, based upon 20,414,000 shares outstanding.

We are not offering any shares of our common stock by this prospectus.  All shares of our common stock that are being registered are owned by the selling shareholders, who will offer such shares at a fixed price of $0.05 per share until the prices of our common stock are quoted on the OTCBB or another quotation service and thereafter at prevailing market prices, or privately negotiated prices.

And

(1)

Angela Mchale, Esquire

Re: Soellingen

August 20, 2013

Mr. Haig and Mr. Skaff  have expended several months of time and expense in preparing the business for launch, including but not limited to, marketing, client acquisition, establishing our network, forming strategic alliances, raising capital, and formulating strategy.

Upon completion of this offering there is no dilution effect to the potential shareholders since the common stock to be sold in this Offering is common stock that is currently issued and outstanding.

3. We note your statement on page 13 that the sale of common stock by selling shareholders will not cause dilution to your existing shareholders. Given your disclosure that David Haig and Ray Skaff received shares at a discount, please remove this statement or explain. Please refer to Item 506 of Regulation S-K.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly by removing the statement.

Item 7. Selling Security Holder, page 15

4. We note your response to comment 11, as well as your revised disclosure in footnote 1, which indicates that several of the selling shareholders are spouses. We also note that you have not revised the number of shares beneficially owned by each individual. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). Please revise the table to reflect the number of securities that are beneficially owned by each selling shareholder or advise if the table already reflects beneficial ownership.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding an additional column of beneficial ownership and footnotes

Management’s Discussion and Analysis of Financial Condition, page 21

5. We note your response to comment 14, as well as your related revised disclosure. We note that this contract appears to relate entirely to the preparation of this registration statement. Please tell us whether there is any relationship between your attorney Clifford J. Hunt and New Opportunity Business Solutions.

RESPONSE: We acknowledge the Commission staff’s comment. Per the assurances from the respective parties, there is no contractual relationship between Clifford J. Hunt and New Opportunity Business Solutions, Inc.

Plan of Operation, page 23

6. We note your added disclosure regarding your four current clients under contract who provide fees in excess of $15,000. Please file these contracts, as they appear to be material contracts pursuant to Item 601 of Regulation S-K, or tell us why this is not appropriate.

RESPONSE: We acknowledge the Commission staff’s comment and would be willing to provide these signed and executed to the Commission for confidential review and comment, however, due to the client confidentiality and the nature of competition in this industry, it is the Company's opinion that it would be prejudicial and damaging to the Company's business to file these contracts. Specifically, doing so would provide our competitors with details as to the scope and nature of our client work as well as the manner in which we are compensated by our clients, both aspects of our business that provide, in our opinion, a competitive edge in the marketplace. The Company takes considerable effort to assess our prospective client's suitability and the contracts contain mutual non-disclosure covenants. Lastly, it is our opinion that no one specific contract in and of itself is material, as the Company is and will continue to add clients in the months ahead, and no one contract alone represents a significant portion of the Company's overall business, to the extent that it is material.

Angela Mchale, Esquire

Re: Soellingen

August 20, 2013

7. We note your disclosure on page 25 that David Haig’s experience includes serving in a number of interim executive positions for client companies. Please revise your disclosure in this section to clarify whether Soellingen Advisory Group’s business plan includes having Mr. Haig serve in interim executive positions for client companies. If so, please also add any applicable risk factor disclosure.

RESPONSE: We acknowledge the Commission staff’s comment. It is not Soellingen's business model nor are there any plans, currently or anticipated, for Mr. Haig to serve in interim executive positions for any of our client companies.

Results of Operations for the period ending June 30, 2013, page 24

8. We note your disclosure on page 24 that your revenues increased as a result of executing three service agreements and receiving business referral fees. Please disclose the amount of the “increase” and clarify the prior period to which you are comparing. In addition, please expand your disclosure to describe these agreements and fees in greater detail including, but not limited to, the agreement/fee amounts and the nature of the agreements and referral fees.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

Total Revenues were $19,500 for the period ending June 30, 2013 and $-0- for the period of March 28, 2013 (inception) through April 30, 2013.  The increase of $19,500 was due to the Company executing three service agreements.    Two service agreements were executed in May of 2013 and the third service agreement was executed in June of 2013. Under the terms of the service agreements the Company will provide consulting services for strategic business and financial planning. The Company invoices their respective clients monthly ranging from $3,000 to $6,500.  Each service agreements is for a twelve month period. The Company provided and earned consulting service fees for the period of $19,500. The fees earned are currently reflected in accounts receivable of $19,500

Operating Expenses, page 24

9. Please describe the “professional fees” in greater detail, including the purpose and the recipient of the fees.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding

Total expenses for the period ending June 30, 2013 was $73,034.  Total expenses primarily consisted of professional fees of $65,950; selling, general and administrative of $2,067; and, interest expense of $5,017.  Professional fess consisted of accounting expense of $3,500 paid to Messineo & Co, CPAs, legal expense of $10,250 paid to Hunt Law Group and $300.00 for the formation of the corporation, management expense of $1,950 for the issuance of common stock to David Haig and Ray Skaff for services and consulting expense of $49,950 per the consulting contract with New Opportunity Business Solutions.  Total expenses were associated with the S1 registration statement and incorporation fees

Table 4.1 Summary Compensation Table – Officers

10. We note your revised disclosure in response to comment 19. Please further expand your disclosure to clarify how you determined the value of services provided to be $1,925 and $25.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing by adding:

The amount of value for the services of Mr. Haig and Mr. Skaff were determined by agreement for shares in which each received as founders for (1) control (2) willingness to serve on the Board of Directors and (3) participation in the foundational days of the corporation. The amount received by each is not reflective to the true value of the contributed efforts by either Mr. Haig or Mr. Skaff and was arbitrarily determined by the Company.

Angela Mchale, Esquire

Re: Soellingen

August 20, 2013

Financial Statements

Balance Sheet, page F-3

11. We note your response to prior comment 22 and your disclosures on page 22 of your filing as well as within the notes to your financial statements. Please address the following related to your relationship with New Opportunity Business Solutions, Inc.:

•

Please provide the note and the consulting agreement in an amended filing which are currently indicated as attached exhibits.

•

Please provide a more detailed description of the nature of the consulting services which New Opportunity Business Solutions (“NOBS”) is required to provide under their agreement, an indication of the degree to which these services have already been provided by NOBS, and why NOBS has decided to continue to perform these services without cash payment in light of the fact that they are a non-related party.

•

To the extent the services provided by NOBS relate solely to the preparation of your registration statement, explain to us how you determined it would be appropriate to amortize the related prepaid asset over a 12 month term.

•

Further, please tell us why a non-related party would agree to debt terms whereby there is no maturity date or repayment terms and whereby you would be able to reduce the debt by making client referrals to NOBS.

•

Finally, tell us what considerations you have made in determining to gross up the balance sheet for the prepaid asset and the note payable including your consideration of whether or not this transaction is a barter or nonmonetary transaction.

RESPONSE: We acknowledge the Commission staff’s comment. Bullet point #2 has been added into the S-1A on Page 22 under the heading Consulting Relationship. Please see further response below.

•

We have added the note and consulting agreement as exhibits in this filing.

•

The Consultant, NOBS, shall serve generally, on a non-exclusive basis, as a corporate consultant. NOBS will prepare and will assist with the filing of an S-1 Registration statement with the Securities Exchange Commission and any required amendments thereafter, prepare and assist with the filing of a 15c211 with the Financial Investment Regulatory Authority (FINRA) and any required amendments thereafter, and those other filings that shall, from time to time, be required, to successfully obtain a quotation of the Company's common shares on the OTC Bulletin Board and obtain trading thereupon. NOBS will also be responsible throughout the term for the timely preparation of financial statements, annual 10K and quarterly 10Q statements for review by a PCAOB accountant and the Company's SEC counsel, and assisting in timely EDGAR filing of 10K and 10Q's with the SEC.

•

In that the consulting agreement called for the funds to be paid immediately and the company did not have the funds to engage the services of NOBS, a promissory note which was also due immediately was put in place to support the amount due NOBS. Upon discussion with the auditor firm it was decided the proper way to account for this payable was to show it as a prepaid expense and amortized it over the length of the consulting contract.

•

NOBS is a non-related party. NOBS is a consultant that has agreed to supply services without immediate payment. In essence NOBS has agreed to help fund the company’s early stage development. Respectfully, NOBS is working for cash by earning 10% on its loan to the company. The terms were structured by NOBS so that it was not an immediate burden on the early development efforts knowing that the early stages of a company are the most difficult. Having confidence in the senior management that the note will be paid at sometime in the future as other funds are brought in by income or future capital raises. In that SAGI is a consulting firm, making the services of NOBS to my clients that also would benefit from an association with NOBS just made sense. The issue of reduction of the note payable was an afterthought that both parties were

Angela Mchale, Esquire

Re: Soellingen

August 20, 2013

willing to accept on a limited basis. NOBS agreed to allow up to 4 referrals by SAGI.  After that the remainder of the contract must be paid in cash.

•

As stated, the consideration to gross up the balance sheet for the prepaid asset and the note payable was after detailed discussions with the auditor firm. The issue of whether this transaction is a barter or nonmonetary transaction is just not the case. The agreement initially was a fully cash deal and once engaged NOBS agreed to allow a referral credit as there was value given by SAGI to NOBS in the referral and there will monetary value received by NOBS from SAGI at some point in the near future.

Signatures

12. We note that David Haig does not sign the registration statement in the capacity of a director. Please revise so that the registration statement is signed by the majority of the board of directors or advise. Please refer to Instruction 1 to Signatures on Form S-1.

RESPONSE: We acknowledge the Commission staff’s comment and have amended our filing accordingly.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Soellingen Advisory Group, Inc.

/s/:  David Haig

David Haig, President